Mail Stop 3561

March 18, 2010

Thomas O. Staggs
Senior Executive VP and Chief Financial Officer
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521

>**Re: The Walt Disney Company**
>**File No. 001-11605**
>**Form 10-K: For the Fiscal Year Ended October 3, 2009**
>**Schedule 14A**

Dear Mr. Staggs:

 We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

 The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

 Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Year Ended October 3, 2009

Item 1A. Risk Factors

A variety of uncontrollable events, page 19

1. In future filings, please disclose in greater detail the specific types of events against which you are insured.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Segment Results – 2009 vs. 2008, page 32

2. In connection with footnote 1 to the table on page 32, please note that a discussion in MD&A of segment profitability determined consistent with Accounting Standards Codification 280 should also include a complete discussion of the reconciling items applicable to each segment discussed. For guidance, refer to question 104.02 in the staff's "Compliance & Disclosure Interpretations: Non-GAAP Financial Measures" dated January 15, 2010, available on our website at www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. This guidance is consistent with the staff's prior guidance contained in question 19 of the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" dated June 13, 2003. For example, based on disclosures in your filing, it appears that impairment charges for FCC licenses applicable to the Media Networks segment were recorded in each year presented but there is no discussion of such charges in the analysis of Media Networks results. It also appears that a goodwill impairment charge material to the results of the Interactive Media segment was recorded in fiscal 2009 without any discussion within the analysis of its results. Please revise your segment analysis to include a discussion of all material amounts applicable to each segment to enable investors to have a more fulsome understanding of the factors impacting the operations of each segment.

Business Segment Results

3. We note reference to various revenue and cost and expense components in the discussion of each segment. In this regard, please provide a comparative table for each segment that presents all major revenue and cost and expense components in arriving at segment operating income and associated segment results (refer to the preceding comment). We believe information in this fashion will be more transparent and informative to investors in understanding the results of your segments.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note1. Description of the Business and Segment Information

Segment Information, page 68

4. We note the goodwill attributed to the Interactive Media segment and the loss in segment results reported in each of the last three years. Please explain to us in detail your consideration of Accounting Standards Codification 350-20-35 in evaluating the impairment of goodwill attributable to this segment (or as a component in prior years in which this reporting unit had not been presented as a segment) and why you believe the carrying amount of goodwill for this segment (component) is appropriate for each year presented (refer to the table for goodwill on page 79).

Note 4. Acquisitions, page 78

5. In regard to the goodwill table on page 79, please explain to us why the total balances at September 29, 2007 and September 27, 2008 differ from the amounts presented in the

fiscal 2008 Form 10-K and where the changes are reported in the financial statements for fiscal 2009.

Schedule 14A

Roles and Responsibilities, page 17

6. We note that your compensation consultant prepares a compensation analysis at the direction of the compensation committee. In future filings, please disclose exactly how and to what extent this analysis is relied upon by the committee in making its decisions.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones 202-551-3309 for questions regarding the financial statements and related matters or Tarik Gause at (202) 551-3528 for questions regarding Schedule 14A. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief